Mail Stop 6010

								July 25, 2005


Richard Pierce
President and Chief Executive Officer
GFR Pharmaceuticals, Inc.
Suite 11405-201A Street
Maple Ridge, British Columbia V2X 0Y3
Canada

	Re:	GFR Pharmaceuticals, Inc.
		Form 10-KSB for the Year Ended December 31, 2004
		Filed April 13, 2005
		File No. 0-27959

Dear Mr. Pierce

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB

General

1. Please include the information required by Item 406 of Regulation
S-B regarding a code of ethics.  See Item 9 of Form 10-KSB.


Markets, page 5

2. We note one customer accounted for 49% of your sales during 2004.
Please identify this customer. If you have a written agreement with this customer, file the agreement pursuant to Item 601(b)(10) of Regulation S-B, and discuss the agreement`s material terms in the body of the filing.

3. You mention principal customers on pages 5, 8, and F-14. Based on the large percentage of revenues attributable to the customers discussed on these pages, it appears the disclosure on all three pages might refer to the same customer. However, the percentages of revenues attributable to the principal customer are inconsistent. Page 5 states the customer is responsible for 49% and 58% of revenues during 2004 and 2003, page 8 states they are responsible for 50% and
49%, and page F-14 states they are responsible for 37% and 50%.
If
the disclosure on all three pages refers to the same customer, please reconcile the percentages of revenues.

Item 2. Description of Property, page 6

4. Please file the lease agreements for both your operations and the warehouse space. See Item 601(b)(10)(i)(D) of Regulation S-B.

Item 6. Management`s Discussion and Analysis

Results of Operations, page 8

5. Please disclose the reason for the $344,000 increase in foreign currency transaction gains in 2004 and explain to us.

6. Please disclose the reason why your effective tax rate decreased from approximately 48% in 2003 to approximately 7% in 2004. If decrease in the effective tax rate is a result of several factors, please quantify the amount of change due to each factor.

Critical Accounting Policies, page 9

7. Please revise your disclosures to discuss your critical accounting policies in this section of the filing since no accounting policies appear to be identified as critical in the notes to your financial statements. Please refer to Financial Reporting Release 72 for guidance on disclosure of critical accounting estimates.


Item 9. Directors, Executive Officers, Promoters and Control
Persons;
Compliance with Section 16(a) of the Exchange Age, page 13

8. Please provide disclosure in Item 9 and on the signature page that would indicate all those persons who serve in the capacity of director in addition to the other capacities in which they might serve. From the disclosure provided, it is unclear whether a majority of the Board has signed the filing. If they have not, please provide the signatures of a majority of the Board in an amended 10-KSB including all of the 10-KSB disclosure.

Item 12. Certain Relationships and Related Transactions, page 15

9. Please state the name of each related party discussed in this section, and explain how they are related to the company. Also, please file as exhibits any written agreements underlying the transactions discussed. See Item 601(b)(10)(i)(A) of Regulation S-B.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-7

10. Due to the significant foreign currency transaction gains in
2004
it appears that information about geographic areas under paragraph
38
of SFAS 131 is required. Please tell us why these disclosures were not provided in your filing.

Signatures Page

11. We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in your amended Form 10-KSB. If Marc Casavant, the CFO, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See General Instruction C.2 to Form 10-KSB.

*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Todd Sherman at (202) 551-3665 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Alixe Cormick
	Venture Law Corp.
	618-688 West Hastings Street
	Vancouver, British Columbia V6B 1P1
	Canada
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Richard Pierce
GFR Pharmaceuticals, Inc.
July 25, 2005
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